
02044993

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549



FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

☐ TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File No. 1-327

A. KMART CORPORATION RETIREMENT SAVINGS PLAN B

B. KMART CORPORATION
3100 WEST BIG BEAVER ROAD
TROY, MICHIGAN 48084

Kmart Corporation
Retirement Savings Plan B
Report on Audit of Financial Statements and Additional Information
For the Years Ended December 31, 2001 and 2000

Kmart Corporation
Retirement Savings Plan B
Contents

Page(s)

Report of Independent Accountants 1

Financial Statements

Statements of Net Assets Available for Benefits –
December 31, 2001 and 2000 2

Statement of Changes in Net Assets Available for Benefits –
for the Year Ended December 31, 2001 3

Notes to Financial Statements 4-12

Additional Information

Schedule H, line 4i – Schedule of Assets (Held at End of Year) –
December 31, 2001 13-15

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Accountants

To the Participants and Administrator
of the Kmart Corporation
Retirement Savings Plan B

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kmart Corporation Retirement Savings Plan B (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

June 26, 2002

Kmart Corporation
Retirement Savings Plan B
Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000
(dollar amounts in thousands)

	2001	2000
Assets		
Investments at fair value		
Plan's interest in Master Trust	$ 1,170,298	$ 894,726
Cash and cash equivalents	70	74
Other common stocks	547	722
Investment in mutual funds	43	56
Participant loans receivable	21,080	21,539
Total investments	1,192,038	917,117
Receivables		
Employer contributions receivable	2,055	21,298
Employee contributions receivable	1,000	2,387
Receivable from Prudential demutualization	9,353	-
Other	(23)	(16)
Total receivables	12,385	23,669
Net assets available for benefits	$ 1,204,423	$ 940,786

The accompanying notes are an integral part of the financial statements.

Kmart Corporation
Retirement Savings Plan B
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001
(dollar amounts in thousands)

Additions	
Investment income (loss)	
Plan's interest in Master Trust investment loss	$ (14,148)
Interest income from participant loans	1,898
Net depreciation in fair value of assets	(268)
Total investment loss	(12,518)
Contributions from Kmart Corporation	32,740
Contributions from Plan participants	120,250
Net decrease in participant loans	(26)
Total additions	140,446
Deductions	
Participant withdrawals	151,958
Forfeitures of participant loans	2,095
Assets transferred to other plans	877
Total deductions	154,930
Inter-Plan allocation	278,121
Net increase	263,637
Net assets available for benefits at beginning of year	940,786
Net assets available for benefits at end of year	$ 1,204,423

The accompanying notes are an integral part of the financial statements.

1. Summary of Accounting Policies

The financial statements of the Kmart Corporation Retirement Savings Plan B (the "Plan" or "Plan B") have been prepared on the accrual method of accounting.

Investments, other than investment contracts, are stated at current market value based upon the last reported sales price on the last business day of the year. Investment contracts, including group annuity contracts, are stated at contract value. Net appreciation (depreciation) in the fair value of investments represents the net amount of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Plan Description

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a voluntary, defined contribution plan. The Plan was established on January 1, 1997 to cover all non-hourly participants, as well as hourly participants who work in the states of Michigan, Wisconsin, Minnesota, Illinois and Iowa. Effective January 1, 2001, the Kmart Corporation Retirement Savings Plan A ("Plan A") and Plan B were amended to shift hourly participants in certain additional states from Plan A to Plan B. All of the account balances of the Plan A participants who became Plan B participants were transferred from Plan A to Plan B effective January 1, 2001. The impact of this transfer is included in the line Inter-Plan allocation in the Statement of Changes in Net Assets Available for Benefits.

During the year, Kmart Corporation ("Employer" or "Company") entered into an agreement with Tibbet & Britten Group ("Tibbet & Britten") to take over the operations of the Company's Morrisville, Pennsylvania and Greensboro, North Carolina Distribution Centers under the subsidiary Advance Logistics Incorporated ("Advance Logistics"). During 2001, the Company's employees at both distribution centers became active employees of Advance Logistics and became eligible to participate in the Advance Logistic retirement plans. Effective April 9, 2001, for the Morrisville distribution center only, assets transferred out of the Plan totaled $8,452, of which $364 represented participant loan balances. No assets were transferred out on behalf of the Greensboro distribution center. Later in the year, Tibbet & Britten and the Company renegotiated terms of the agreement, and as a result the employees were transferred back to the employment of the Company at both locations. The total assets eligible to be transferred back into the Plan on behalf of both locations totaled $7,502, of which $291 related to participant loans.

(dollar amounts in thousands)

2. Plan Description (continued)

Also during 2001, Plan A and Plan B were amended to restrict the Employer profit sharing contribution to include only certain distribution center employees, as defined by the Plan. As a part of this amendment, a base contribution was established for various distribution center employees. The total profit sharing and base contributions for these eligible employees have been set not to exceed a predetermined amount, as defined by the Plan. Prior to 2001, the Employer made a profit sharing contribution to the Plan based upon the Employer's pre-tax profits, as defined by the Plan. The minimum annual contribution under the profit sharing plan was $30,000. The profit sharing contribution was increased by forfeitures of non-vested Employer's profit sharing contributions, and was allocated to accounts of participants as defined by the Plan.

Employees of the Company are eligible to participate in the Plan upon completion of 1,000 hours of service. Except as may be limited by applicable Internal Revenue Code ("IRC") regulations, a participant may authorize before-tax and/or after-tax contributions to the Plan through payroll deductions of up to 16% of compensation. For any amount the participant contributes up to 6% of compensation, the Employer contributes an amount equal to 50% which is invested in Kmart Corporation common stock (See Note 8 for a description of the subsequent change in the application of the Company match).

Effective for the 2001 plan year, a premium match contribution was established within the Plan. In addition to the employer matching contribution, the premium match contribution is based on the achievement of predefined earnings per share goals as amended from time to time by the Board of Directors.

Participants are vested in Employer matching and base contributions after two years of service. During 2001, the Company initiated a provisional Employer matching contribution, which allows the Company to recapture any matching contributions made during the plan year in which a participant terminates employment. Participants are vested in profit sharing contributions made on their behalf after they complete five years of service, as defined by the Plan. Participants may vest earlier if they reach normal retirement age, as defined by the Plan or if they die. Forfeitures of Employer match, profit sharing and base contributions are used to reinstate previously forfeited balances of re-hired employees, pay reasonable expenses of the Plan and offset future Employer contributions.

The Plan includes an Employee Stock Ownership Plan ("ESOP"). The ESOP, which is the Plan's only non-participant directed fund, receives the Employer's matching contribution to invest in Kmart Corporation common stock. Dividends, if any, earned by the shares of Kmart Corporation common stock in the ESOP are distributed to the participants in the Plan annually. In December 1995, Kmart discontinued paying dividends on Kmart Corporation common stock. At December 31, 2001 and 2000, the ESOP held net assets available for benefits of $62,261 and $53,012, respectively. During 2001, significant changes in ESOP net assets available for benefits included employer contributions of $33,111, participant withdrawals of $22,574 and net investment income and other changes of $(1,288).

2. Plan Description (continued)

Participants are permitted to elect to have their current contributions invested in 1% increments in any one or more of seventeen funds as follows: Stable Value Fund, Kmart Corporation Common Stock Fund, Institutional Index Fund, Mid Cap Renaissance Fund, International Stock Fund, Large Cap Growth Fund, Small Company Growth Fund, Conservative Portfolio, Moderate Portfolio, Aggressive Portfolio, Small Cap Value Fund, Mid Cap Dynamics Fund, Large Cap Investor Fund, Bond Portfolio Fund, Foreign Bond Fund, High Yield Fund, and/or Self-Directed Brokerage.

A participant may elect to change the amount or form (before-tax or after-tax) of participant contributions to any permitted amount or form at any date. A participant may also discontinue contributions at any date. Discontinuance of participant contributions will not terminate participation in the Plan. A participant who has discontinued contributions may elect to resume contributions at any date.

A participant may, as of the next asset valuation date, elect to transfer, in 1% increments to another fund or funds, all or a part of the value of his or her participant contributions in one or more funds. A participant who is at least 55 years of age and has been a participant for at least five full years may also elect to transfer, in 1% increments all or a part of the value of his or her Employer matching contributions in the ESOP.

Net investment income is allocated to participant accounts based on participant earnings or account balances, as defined by the Plan.

A participant may elect to withdraw all or a portion of the value of his or her after-tax participant contributions as of any date. A withdrawal may be made up to the value of the participant's supplemental after-tax contributions account without penalty. If a withdrawal exceeds the value of the participant's supplemental after-tax participant contributions, Employer matching contributions will be suspended for a six-month period. The value of Employer contributions may be withdrawn after five years of participation in the Plan provided that all of the participant's after-tax contributions have already been withdrawn. In the event of such a withdrawal, Employer matching contributions will be suspended for a six-month period.

A withdrawal of before-tax participant contributions may be made at the election of a participant only after the withdrawal of the value of all of the participant's after-tax employee contributions and withdrawable Employer matching contributions and either (i) the participant has attained the age of 59 ½ or (ii) such withdrawal is required in order to meet a qualifying financial hardship, as defined by the Plan. In the event of such a withdrawal, Employer matching contributions will be suspended for a six-month period.

Withdrawals will be based on values as of the asset valuation date as to which the withdrawal request is effective and will be paid when practicable after the appropriate values are determined. Withdrawals will not terminate participation in the Plan or affect the continuation of participant-directed contributions. Amounts withdrawn may not be repaid to the Plan.

2. Plan Description (continued)

A participant may request a loan from his or her contributions subject to certain conditions, as defined by the Plan.

Participation in the Plan automatically terminates when a participant is no longer an employee and his or her account balance is distributed. However, if the value of a participant's account balance exceeds $5, participation may continue until age 65 unless the participant sooner requests distribution or dies. If a participant continues to participate after employment terminates, no loans or additional participant or Employer contributions are permitted. Upon termination of participation in the Plan, a full distribution of the participant's vested account can be requested. Withdrawals and distributions are paid in cash, except for distributions from the Kmart Corporation Common Stock Fund or the ESOP which may be made in shares of Kmart Corporation common stock if requested by the participant.

Mellon Bank is the trustee of the Plan's assets and Prudential Investments is the record-keeper. Expenses of administering the Plan may be paid by the Employer or may be paid from Plan funds. However, brokerage fees, transfer taxes and other expenses incident to the operation of a fund are charged against that fund, except for such expenses incident to the operation of the Kmart Corporation Common Stock Fund and the ESOP, which are paid by the Company. Taxes, if any, on assets held or income received by any fund are charged against or credited to that fund.

3. Priorities on Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of the Company may, in its sole discretion, amend, suspend or terminate the Plan at any time, provided, however, that no amendment, suspension or termination of the Plan shall have the effect of diverting the assets of the funds to purposes other than for the exclusive benefit of participants and their beneficiaries or the payment of reasonable administrative expenses of the Plan. In the event of termination of the Plan, the account of each participant will be fully-vested.

4. Tax Status

The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and intends to request a determination letter.

5. Transactions with Parties in Interest

During the years ended December 31, 2001 and 2000, the Plan purchased and sold shares of Kmart Corporation common stock. Also during the years ended December 31, 2001 and 2000, the Plan made purchases and sales in the TBC, Inc. Pooled Employee Funds Daily Liquidity Fund, which is managed by Mellon Bank.

Certain Plan investments are shares of mutual funds managed by Prudential. Prudential is the record-keeper of the Plan, and therefore, these transactions qualify as party in interest transactions.

(dollar amounts in thousands)

6. Demutualization of Prudential

On December 13, 2001, Prudential Investments made an initial public offering ("IPO"). As a result of this process, a demutualization, a special one-time payment in the form of 313,117 shares of Prudential stock was made to the Master Trust on February 28, 2002. The Plan B financial statements for the period ended December 31, 2001, include a receivable in the amount of $9,353 relating to this payment. As a result of the IPO, the Plan recognized an increase in net assets of $8,015 and an unrealized gain of $1,338 as of December 31, 2001.

7. Master Trust

Assets of the Plan have been combined for investment purposes with the assets of Plan A in a Master Trust.

The Plan has an undivided interest in the net assets held in the Master Trust in which interest is determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan's funds available for investment during the year.

At December 31, 2001 and 2000, the Plan had an approximate 90% and 69% interest in the Master Trust, respectively.

In 1998, the Master Trust entered into two fully benefit responsive group annuity contracts with Prudential Insurance Company of America ("Prudential"). Prudential maintains the contributions in individual separate accounts. The accounts are credited daily with interest on the balance in the separate accounts. The interest rate received is established quarterly by Prudential but cannot be less than 3% and is not based upon the investment performance in the separate accounts. The average yield for these contracts was 5.67% and 5.39% for 2001 and 2000, respectively. The separate account is also charged for withdrawals and administrative expenses. The Master Trust's investments in such group annuity contracts are stated at contract value which approximates fair market value and totaled $517 at December 31, 2001 and $496 at December 31, 2000.

(dollar amounts in thousands)

7. Master Trust (continued)

Master Trust net assets at December 31, 2001 and 2000 and the changes in net assets for the period ended December 31, 2001 are as follows:

Kmart Corporation Retirement Savings Plan Master Trust Statement of Net Assets Available for Benefits December 31, 2001

		Non-participant directed	
	Participant Directed	ESOP	Combined
Assets			
Investments at fair value			
Cash and cash equivalents	$ 451	$ 357	$ 808
Common stock of Kmart Corporation	46,237	120,894	167,131
Other common stock	547	-	547
Investment in mutual funds	616,288	-	616,288
Investment in contracts with insurance company	516,999	-	516,999
Participant loans receivable	30,319	-	30,319
Total investments	1,210,841	121,251	1,332,092
Receivables			
Contributions receivable	3,525	-	3,525
Receivable from Prudential demutualization	10,392	-	10,392
Due from brokers for securities sold	882	-	882
Interest and dividends receivable	2	-	2
Total receivables	14,801	-	14,801
Payables			
Due to brokers for securities purchased	586	-	586
Accrued expenses	1,233	-	1,233
Total payables	1,819	-	1,819
Net assets available for benefits	$ 1,223,823	$ 121,251	$ 1,345,074

(dollar amounts in thousands)

7. **Master Trust (continued)**

Kmart Corporation Retirement Savings Plan Master Trust Statement of Net Assets Available for Benefits December 31, 2000

		Non-participant directed	
	Participant Directed	ESOP	Combined
Assets			
Investments at fair value			
Cash and cash equivalents	$ 476	$ 415	$ 891
Common stock of Kmart Corporation	41,819	110,592	152,411
Other common stock	722	-	722
Investment in mutual funds	655,977	-	655,977
Investment in contracts with insurance company	495,506	-	495,506
Participant loans receivable	30,610	-	30,610
Total investments	1,225,110	111,007	1,336,117
Receivables			
Contributions receivable	34,327	-	34,327
Due from brokers for securities sold	87	-	87
Interest and dividends receivable	2	2	4
Total receivables	34,416	2	34,418
Payables			
Due to brokers for securities purchased	6,572	-	6,572
Accrued expenses	1,487	-	1,487
Total payables	8,059	-	8,059
Net assets available for benefits	$ 1,251,467	$ 111,009	$ 1,362,476

(dollar amounts in thousands)

7. Master Trust (continued)

Kmart Corporation Retirement Savings Plan Master Trust Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001

		Non-participant directed	
	Participant-directed	ESOP	Combined
Additions			
Investment income			
Cash dividends	$ 3,061	$ -	$ 3,061
Interest income	2,746	20	2,766
Gain on Prudential demutualization	8,905	-	8,905
Net appreciation (depreciation) in fair value of assets	(27,769)	1,419	(26,350)
Total investment income (loss)	(13,057)	1,439	(11,618)
Contributions from Kmart Corporation	1,531	36,664	38,195
Contribution from Plan participants	135,645	-	135,645
Net increase (decrease) in participant loans receivable	(6)	-	(6)
Interfund transfers	1,530	(1,530)	-
Total additions	125,643	36,573	162,216
Deductions			
Participant withdrawals	152,074	24,996	177,070
Administrative expenses	1,655	16	1,671
Net assets transferred to other plans	(442)	1,319	877
Total deductions	153,287	26,331	179,618
Net decrease	(27,644)	10,242	(17,402)
Net assets available for benefits at beginning of year	1,251,467	111,009	1,362,476
Net assets available for benefits at end of year	$ 1,223,823	$ 121,251	$ 1,345,074

(dollar amounts in thousands)

8. Subsequent Events

On January 22, 2002, Kmart Corporation and 37 of its U.S. subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. In addition, the Independent Accountants' Report on examination of the fiscal 2001 financial statements of the Company includes an explanatory paragraph, which in part raises substantial doubt about the Company's ability to continue as a going concern.

Immediately prior to, and following the Chapter 11 filing, the market value of Kmart Corporation common stock declined significantly from the December 31, 2001 value. Accordingly, the value of participant and Employer contributions invested in the Kmart Corporation Common Stock Fund (the "Stock Fund") and ESOP at that time was negatively impacted.

At first day hearings held on January 22 and 25, 2002, the Bankruptcy Court entered orders granting authority to the Company to, among other things, maintain the Company's matching contribution. The Company continues to fund the Employer match into the Plan and has no current intention to terminate the Plan. Going forward, the Employer contribution will no longer be made into the ESOP, but rather into the other available investment funds at the discretion of the participants.

Effective February 19, 2002, the Plan was amended to provide that future contributions by participants could no longer be allocated to the Stock Fund; and existing balances allocated to the ESOP could be reallocated at any time among other available investment funds (the prior requirement that matching contributions be held in the ESOP until a participant attained age 55 would no longer apply).

Kmart Corporation
Retirement Savings Plan B
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
(dollar amounts in thousands)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Cash and Cash Equivalents			
*	Prudential Money Market Assets, Inc.	Money Market	$ 70	$ 70
	Common Stock			
	CNH Global NVSHS	Common Stock	6	6
	Flexitronics International Ltd	Common Stock	2	2
	AOL Time Warner Inc.	Common Stock	8	8
	Agilent Technologies Inc	Common Stock	6	3
	Albertsons Inc	Common Stock	8	9
	Applied Micro Circuits Corp CD	Common Stock	16	2
	Applied Malts Inc	Common Stock	12	12
	B2B Internet Holdrs	Common Stock	2	1
	Bankatlantic Bankcorp Inc. CLA non voting	Common Stock	2	2
	Beazer Homes USA, Inc.	Common Stock	4	5
	Bed Bath & Beyond Inc.	Common Stock	4	5
	Broadcom Corp CL A	Common Stock	3	2
	Broadvision Inc	Common Stock	2	1
	CMGI inc	Common Stock	4	1
	Caterpillar Inc	Common Stock	5	6
	Cisco Systems Inc	Common Stock	75	39
	Coca Cola Enterprises Inc	Common Stock	6	6
	Commscope Inc	Common Stock	2	2
	Compuware Corp	Common Stock	2	4
	Cypress Semiconductor Corp	Common Stock	1	1
	Dell Computer Corp	Common Stock	14	22
	EMC Corp Mass	Common Stock	21	4
	E Trade Group Inc	Common Stock	1	2
	Elantec Semiconductor Inc	Common Stock	3	4
	Electronics For Imaging Inc	Common Stock	1	2
	Enron Corp	Common Stock	28	-
	Enterasys Networks Inc.	Common Stock	1	2
	Ericsson L M Tel Co Adr Al B Sek 10	Common Stock	11	5
	Exodus Communications Inc	Common Stock	2	-
	4 Kids Entertainment	Common Stock	4	8
	Gemstar-TV Guide Intl Inc	Common Stock	6	4
	General Electric Co	Common Stock	63	53
	Group 1 Automotive Inc.	Common Stock	4	4
	Gun Tech Intl Inc	Common Stock	3	3
	Hewlet Packard Co	Common Stock	19	12
	Home Depot Inc	Common Stock	2	3
	Inhale Therapeutic Sys	Common Stock	3	1

Kmart Corporation
Retirement Savings Plan B
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
(dollar amounts in thousands)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Inktomi Corp	Common Stock	$ 2	$ 1
	Intel Corp Calif	Common Stock	37	39
	Interdigital Communications	Common Stock	2	4
	JDS Uniphase Corp	Common Stock	14	3
	Lucent Technologies Inc	Common Stock	7	5
	Medarex Inc.	Common Stock	11	9
*	Mellon Finl Corp	Common Stock	10	8
	Microsoft Corp	Common Stock	13	19
	Midwest Express Hldgo Inc.	Common Stock	3	4
	Minnesota Mng & Mfg	Common Stock	6	7
	Monterey Bay Bancorp Inc.	Common Stock	3	3
	Motorola Inc	Common Stock	11	8
	Network Equip Technologies	Common Stock	2	2
	Nokia Corp Spon ADR	Common Stock	8	4
	Oracle Cormporation	Common Stock	12	7
	Pfizer Inc	Common Stock	1	1
	Pharmaceutical Res Inc.	Common Stock	19	17
	Philip Morris Cos Inc	Common Stock	18	18
	Qualcomm Inc	Common Stock	24	14
	Quest Diagnostics Inc.	Common Stock	4	4
	Qwest Communications Intl Inc	Common Stock	9	3
	RF Micro Devices Inc	Common Stock	5	3
	Rite Aid Corp	Common Stock	1	3
	Riverstone Networks Inc.	Common Stock	2	2
	Schering Plough Corp.	Common Stock	7	7
	Schwab Charles Corp.	Common Stock	3	2
	Sprint Corp PCS	Common Stock	13	16
	SS&C Technologies, Inc.	Common Stock	1	1
	Sun Microsystems Inc	Common Stock	11	5
	Sunrise Assisted Living Inc	Common Stock	3	3
	Texas Instrs Inc	Common Stock	28	17
	3 DO Company	Common Stock	1	1
	Toronto Dominion BK Ont	Common Stock	6	5
	TVCO Intl Ltd New	Common Stock	16	17

Kmart Corporation
Retirement Savings Plan B
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
(dollar amounts in thousands)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral par or maturity value	(d) Cost	(e) Current value
	United Health Group Inc	Common Stock	$ 5	$ 6
	Vodafine Grp Plc New Spons Adr	Common Stock	4	3
	Wabash Natl Corp	Common Stock	3	2
	Wal Mart Stores Inc	Common Stock	3	3
	Webmd Corp	Common Stock	-	-
	Westell Technologies Inc	Common Stock	2	1
	Westpoint Stevens Inc	Common Stock	2	1
	Worldcom Inc Worldcom Group	Common Stock	17	17
	Worldcom Inc. - MCI Group	Common Stock	2	1
	Xcel Energy Inc.	Common Stock	4	4
	Yahoo Inc	Common Stock	2	1
			713	547
	Mutual Funds			
	Alliance Technology Fd Inc Port	Mutual Fund	6	4
	Frklin Calif 250 Growth FD SH Ben	Mutual Fund	52	30
	Frklin Strategic Ser Small Cap Grth FD CL A	Mutual Fund	8	5
	Pimco FDS Multi Mor Ser Inncov FD	Mutual Fund	3	1
*	Prudential Sector FDS Inc Tech FD	Mutual Fund	3	1
	Seligman Comm & Information FD Inc CL A SHS	Mutual Fund	3	2
			75	43
	Participant Loans	Range of maturities and rates	21,080	21,080
			$ 21,938	$ 21,740

* Parties in Interest

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration Statement Nos. 33-54879, 33-48490, 33-48673, 33-52797, 33-52799, 333-61351, 333-28621, 333-45212 and 333-56534) and the Prospectus constituting part of the Registration Statements on Form S-3 (Registration Statement Nos. 333-93023 and 333-74665) of Kmart Corporation of our report dated June 26, 2002 relating to the financial statements and financial statement schedule of Kmart Corporation Retirement Savings Plan B, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
June 26, 2002

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

KMART CORPORATION
RETIREMENT SAVINGS PLAN B

Date: June 26, 2002

Kmart Corporation
(Registrant)

By: 

Michael T. Macik
EXECUTIVE VICE PRESIDENT
HUMAN RESOURCES